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                            February 9, 2023

       Gregory Vickowski
       Chief Financial Officer
       Procaccianti Hotel REIT, Inc.
       1140 Reservoir Avenue
       Cranston, RI 02920-6320

                                                        Re: Procaccianti Hotel
REIT, Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Form 8-K filed June
27, 2022
                                                            Response dated
January 25, 2023
                                                            File Nos. 000-56272

       Dear Gregory Vickowski:

               We have reviewed your January 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 20, 2022 letter.

       Form 8-K filed June 27, 2022

       Item 8.01 Other Events
       Determination of Estimated Per Share NAVs, page 1

   1. We note your response to prior comment 1. In addition to describing the impact of the liquidation preferences
on K Shares, K-I Shares and K-T Shares and subordination of fees payable to the Company
 s advisor on your Estimated Per Share NAV calculation,
                                                        please further enhance
your disclosure by providing quantitative information necessary to clearly understand your
Estimated Per Share NAV calculation. Please provide us with
                                                        your Estimated Per
Share NAV calculation for each class as of March 31, 2022 in your response.
 Gregory Vickowski
Procaccianti Hotel REIT, Inc.
February 9, 2023
Page 2

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have any questions.



                                                        Sincerely,
FirstName LastNameGregory Vickowski
                                                        Division of Corporation
Finance
Comapany NameProcaccianti Hotel REIT, Inc.
                                                        Office of Real Estate &
Construction
February 9, 2023 Page 2
cc:       Ron Hadar
FirstName LastName